FOOD TECHnology Service, Inc.
Dedicated to Preventing Food-Borne Illness



                                                      October 23, 1998


Mr. Craig Hunter
MDS Nordion
447 March Road
Kanata, Ontario K2K 1X8

Dear Craig:

         Food Technology Service, Inc. (FTSI) is in the process of obtaining a line of credit to cover operating cash needs of its business. MDS Nordion has agreed to provide a temporary bridge loan to meet immediate cash needs until this line of credit is in place.

         FTSI hereby confirms the bridge loan of $15,000.00 US made to FTSI by Nordion, on the 23rd day of October 1998. This letter confirms that the foregoing loan and accrued interest is convertible at Nordion's option into common stock of FTSI, at 70% of the closing price on the last trade date prior to exercise of the conversion right of Nordion. FTSI acknowledges that the foregoing loan and accrued interest may be called for repayment by Nordion at any time upon demand. With the exception of the conversion option as noted above, this loan is otherwise in accordance with the previous arrangements with respect to security, rate of interest, and other matters.

                                        Yours very truly,
                                        FOOD TECHNOLOGY SERVICE, INC.



                                        Pete Ellis
                                        President & CEO